October 30, 2006

Via Federal Express and EDGAR

Kathleen Collins, Accounting Branch Chief
April Coleman, Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.20549

Re:	Response to SEC Comment Letter dated October 4, 2006
Tribeworks, Inc. (the “Company”)
Form 10-KSB for Fiscal Year Ended December 31, 2005
Filed April 17, 2006
Form 10-QSB for Fiscal Quarter Ended March 31, 2006
Filed May 22, 2006
Form 8-K Filed on January 26, 2006
File No. 000-28675

Dear Madams:

We are in receipt of your letter dated October 4, 2006, in relation to the above referenced items, which letter we received on October 21, 2006, when our Chief Executive Officer returned from a business trip to Europe. Please note that we have moved the permanent address of our principal United States offices to the Atlas Technology Group offices, located at 2001 152nd Avenue NE, Redmond, WA 98052. We appreciate the opportunity to respond to the comments and also the assistance provided by the comments towards enhancing our filings in accordance with applicable disclosure requirements. Please find below our response to the each of the comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Report of Independent Registered Public Accounting Firm for 2005, page 18

1.
As reported in Item 4.01 of our Current Report on Form 8-K filed October 16, 2006, effective as of October 13, 2006, we changed auditors from HLB Cinnamon Jang Willoughby to Williams & Webster, P.S. of Seattle, WA.

Form 8-K Filed January 26, 2006

2.	Our new auditors, Williams & Webster, P.S., are in the process of conducting the re-audit of AtlasTG. We currently expect to file the Form 8-K/A by the end of November 2006.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2006

Unaudited Consolidated Balance Sheet, page 3

3.	We are reviewing the requested amendments to our Forms 10-QSB for the fiscal quarters ended March 31, 2006 and June 30, 2006 with our new auditors and will respond to them as soon as practicable.

Unaudited Consolidated Statements of Income (Loss), page 4

4.
We are reviewing the requested amendment to our Form 10-QSB for the fiscal quarter ended June 30, 2006 with our new auditors and will respond to it as soon as practicable. With respect to the sale of Tribeworks Development Corporation (“TDC”), we refer you to our Current Report on Form 8-K filed October 5, 2006, which addresses such sale. The results of TDC will be included as discontinued operations in our Form 10-QSB to be filed by November 14, 2006, for the fiscal quarter ended September 30, 2006, with appropriate notes.

We appreciate the opportunity to respond to the Commission’s comments related to our Form 10-KSB, Form 10-QSB and Form 8-K filings referenced above. We believe that the comments were informative and educational for meeting our disclosure requirements and will make every effort in the future to ensure that these requirements encompass the comments made.

Thank you for your consideration.

Sincerely,

/s/ Peter B. Jacobson
Peter B. Jacobson Chief Executive Officer